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15048103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH. D.C.
201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Calamos Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 Calamos Court
(No. and Street)

Naperville	Illinois	60563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christian Helmetag 630.245.7274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christian Helmetag, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calamos Financial Services LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Corporate Controller
Title

Notary Public

OFFICIAL SEAL
MEG KMETZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES SEP. 16, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALAMOS FINANCIAL SERVICES LLC

Table of Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
Calamos Financial Services LLC
Naperville, Illinois

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

Chicago, Illinois
February 24, 2015

CALAMOS FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$2,075,507
Receivables:	
Affiliated funds	268,130
Affiliates	1,097,916
Securities owned	12,282,552
Prepaid expenses and other assets	271,329
Total assets	**$15,995,434**

Liabilities and Member's Capital

Payables:	
Brokers	$6,593,418
Affiliates	177,273
Accrued compensation and benefits	4,861,470
Other accrued expenses	190,061
Total liabilities	**11,822,222**
Contributed capital	37,285,701
Accumulated deficit	(33,112,489)
Total member's capital	**4,173,212**
Total liabilities and member's capital	**$15,995,434**

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Operations
Year ended December 31, 2014

Revenues:	
Distribution fees	$45,635,269
Administrative services fees	18,554,797
Commissions	592,512
Interest and dividends	14,622
Realized and unrealized gains on securities, net	235,305
Total revenues	**65,032,505**
Expenses:	
Distribution expenses	45,187,522
Employee compensation and benefits	16,689,155
Occupancy and equipment	1,763,962
Marketing and sales promotion	891,346
Other operating expenses	5,490,056
Total expenses	**70,022,041**
Net loss	**$(4,989,536)**

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2014

	Contributed capital	Accumulated deficit	Total
Balance at beginning of year	**$36,812,249**	**$(28,014,160)**	**$8,798,089**
Net loss	-	(4,989,536)	(4,989,536)
Compensation expense recognized under stock incentive plans	516,511	-	516,511
Employee taxes paid on vesting under stock incentive plans	(43,059)	-	(43,059)
Dividend equivalent accrued under stock incentive plans	-	(108,793)	(108,793)
Balance at end of year	**$37,285,701**	**$(33,112,489)**	**$4,173,212**

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Cash Flows
Year ended December 31, 2014

Cash flows from operating activities:	
Net loss	$(4,989,536)
Adjustments to reconcile net loss to net cash used in operating activities:	
Compensation expense recognized under stock incentive plans	516,511
Employee taxes paid on vesting under stock incentive plans	(43,059)
Gains on securities owned, net	(235,305)
Net (increase) decrease in assets:	
Receivables from affiliated funds	52,977
Net receivables from affiliates	211,168
Securities owned	4,265,979
Prepaid expenses and other assets	(2,232)
Net increase (decrease) in liabilities:	
Payables to brokers	(1,304,697)
Accrued compensation and benefits	478,804
Other accrued expenses	(24,140)
Net cash used in operating activities	**(1,073,530)**
Net decrease in cash	**(1,073,530)**
Cash at beginning of year	3,149,037
Cash at end of year	$2,075,507

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Notes to Financial Statements

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Investments LLC (Calamos Investments). Calamos Asset Management, Inc. (CAM) is the sole manager of Calamos Investments and operates and controls all of the business and affairs of Calamos Investments. The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, acts as the sole distributor of the Calamos domestic open-end funds (collectively the Funds). As such, the Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

As the parent company, Calamos Investments provides capital contributions to the Company when appropriate.

Because the Company operates primarily with the purpose of distributing open-end funds and does not hold customer funds or safekeep customer securities, it is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission, and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Securities Owned

The Company carries its securities owned at fair value, which is determined based upon quoted prices in active markets. The Company records securities owned on a trade date basis.

Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Revenues

Distribution fees consist of Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of open-end funds. These fees are accrued monthly and are based on the average daily assets of the Funds. Commission revenues are recognized on trade date. Administrative service fees are received for services provided to shareholders and prospective shareholders of the Funds. These fees are accrued monthly and are based on the average monthly assets of the Funds and the shares sold as a result of the Company's wholesaling activities.

Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest and dividends, both of which are recognized when earned, consist of interest earned on cash and certain securities owned, and dividends earned from securities owned. Dividend income is recognized on the ex-dividend date.

Compensation Plans

The Company participates in CAM's incentive stock plan that provides for grants of restricted stock unit (RSU) awards and stock option awards to certain employees of the Company. RSUs are convertible on a one-for-one basis into shares of CAM's common stock. The exercise price of stock option awards are based on CAM's common stock price at the time the awards are issued. The Company estimates the fair value of the options as of the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized based on the grant-date fair value of the award. The Company records compensation expense on a straight-line basis over the service period.

Income Taxes

The Company is organized as a single-member limited liability company and is a pass-through entity for federal income tax purposes and thus has no federal income tax liabilities. There are no uncertain income tax positions that impact the Company's financial statements for the year ended December 31, 2014. For tax return purposes, the Company is consolidated with the operations of Calamos Investments which is subject to examination by U.S. Federal and State tax authorities for the years 2011 through 2014.

Use of Estimates in the Preparation of Financial Statements

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date that this Annual Audited Report on Form X-17A-5 was filed with the U.S. Securities and Exchange Commission. During January 2015, Calamos Investments contributed $2,000,000 to the Company.

(2) Related-Party Transactions

Calamos Investments and certain of its affiliates share personnel, office space and equipment with the Company. Shared costs are allocated based on a management services agreement. Expenses allocated between the companies are recorded as a reduction in expense in the statement of operations and settled monthly. The following is a summary of these expenses for the year ended December 31, 2014:

Expenses allocated to the Company from Calamos Investments and affiliates:	
Occupancy and equipment	$1,763,962
Employee compensation and benefits	187,105
Other operating expenses	2,079,314
Total	4,030,381
Expenses allocated to Calamos Investments and affiliates from the Company:	
Employee compensation and benefits	1,748,055
Other operating expenses	439,474
Total	2,187,529
Net expenses allocated to the Company from Calamos Investments and affiliates	$1,842,852

The Company is party to an agreement with Calamos Advisors LLC (CAL), whereby CAL pays the Company for administrative services provided to existing and prospective shareholders of the Funds, among other services and activities. The Company received $18,379,797 for administrative services from CAL during the year ended December 31, 2014. These fees are reported within administrative services fees on the statement of operations.

As of December 31, 2014, the Company had receivables due from various affiliates and affiliated funds of $1,097,916 and $268,130, respectively, and payables to various affiliates of $177,273 primarily related to its management services and administrative services agreements.

The Company is party to a non-recourse agreement with CAL to sell and transfer outright to CAL all of the Company's rights, title and interest in certain fee payments received. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B and Class C shares of the Funds. In exchange for fees identified above, CAL agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large purchase order net asset value privilege; (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; and (d) other various amounts as agreed upon from time to time. For the year ended December 31, 2014, CAL paid $2,296,942 for fee payments on A, B and C fund share sales in accordance with the terms of the non-recourse agreement, recorded in distribution expenses on CAL's statement of operations.

The Company is the distributor for the Funds. For the year ended December 31, 2014, the Company earned $45,635,269 of distribution fees from the Funds that are not subject to the above mentioned agreement with CAL. These distribution fees are generally paid to brokers and other financial intermediaries and are reported as distribution expenses in the statement of operations. For the year ended December 31, 2014, the Company earned $592,512 of commission revenues, which represents front-end sales charges earned from the sale of open-end funds. Expenses and costs paid by the Company on behalf of the Funds are billed to and collected from the Funds. Uncollected commissions and distribution fees due from the Funds as of December 31, 2014 were $268,130.

(3) Securities Owned

As of December 31, 2014, securities owned at fair value consist of the following:

Securities owned	
Money market funds	$7,188,433
Equity mutual fund	5,094,119
Total securities owned	$12,282,552

The securities owned are U.S. based securities and the equity mutual fund is an affiliated mutual fund.

(4) Fair Value Measurements

The Company utilizes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: Level 1 – observable inputs such as quoted prices in active markets; Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3 – unobservable inputs in which there is little or no market data, and require the reporting entity to develop its own assumptions. The Company uses an active market approach for recording the fair value of all of its investments in money market funds and equity mutual funds based on published net asset values. As of December 31, 2014, the fair value of these securities was $12,282,552, which was valued using Level 1 observable inputs. Transfers between levels are measured at the end of the reporting period. The Company had no transfers between levels during the reporting period.

(5) Payable to Brokers

As of December 31, 2014, the Company had payments due to brokers and other financial intermediaries for 12b-1 distribution and services fees in the amount of $6,593,418.

(6) Profit Sharing Plan

The Company contributes to a defined contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of Calamos Investments. For the year ended December 31, 2014, the Company recorded expense for the contributions to the PSP Plan in the amount of $891,060. This expense is included in employee compensation and benefits on the statement of operations.

(7) Stock Based Compensation

Certain employees of the Company receive stock based compensation comprised of RSUs and stock options under CAM's incentive compensation plan, which is designed to retain key employees. A total of 10,000,000 shares of CAM's common stock may be granted under the plan.

RSUs entitle each recipient to receive a share of CAM's Class A common stock and a dividend equivalent to the actual dividends declared on CAM's Class A common stock. RSUs are granted with no strike price, and therefore, the Company receives no proceeds when the RSUs vest. These awards, including accrued dividends, vest at the end of the restriction period, generally not to exceed six years after the grant date, and are expensed on a straight-line basis over this period. For the year ended December 31, 2014, there were 78,195 RSUs with an estimated fair value of $925,047 awarded to employees of the Company in accordance with the provisions of the plan. A summary of the RSU activity for the year ended December 31, 2014 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2013	178,870	$11.75
Granted	78,195	11.83
Forfeited	(9,050)	11.51
Exercised upon vesting	(11,452)	13.67
Outstanding as of December 31, 2014	236,563	11.70

As of December 31, 2014, the Company had 236,563 RSUs outstanding with a weighted average remaining service period of 3.0 years and an aggregate intrinsic value of $2,766,976. The aggregate intrinsic value and the fair value of RSUs vested and exercised during 2014 was $156,511.

Stock options entitle each recipient to purchase a share of CAM's Class A common stock in exchange for the stated exercise price upon vesting of each award. Under the plan, the exercise price of each option, which has a 10-year life, equals the market price of CAM's stock on the date of grant. These awards vest at the end of the restriction period, generally between four and six years after the grant date. The fair value of the award is expensed on a straight-line basis over the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No awards were granted during 2014.

A summary of the stock option activity for the year ended December 31, 2014 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2013	20,105	$19.40
Transferred out	(3,033)	19.79
Outstanding as of December 31, 2014	17,072	19.33

As of December 31, 2014, the Company had 17,072 stock options outstanding with a weighted average remaining contractual life of 2.9 years and no aggregate intrinsic value. There were 17,072 stock options granted under this plan that were exercisable as of December 31, 2014. During 2014, the Company moved 3,033 shares related to an employee that transferred from the Company to another Calamos Investments subsidiary.

For the year ended December 31, 2014, the Company recorded compensation expense of $516,512 in connection with the RSUs and stock options. As of December 31, 2014, the Company has $1,360,579 of total unrecognized compensation expense related to non-vested RSU and stock options that are expected to be recognized over a weighted average service period of 3.0 years.

(8) Concentration Risk

For the year ended December 31, 2014, 32%, 30% and 13% of the Company's distribution and service fees were derived from services provided to the Calamos Growth Fund, the Calamos Growth and Income Fund and the Calamos Market Neutral Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense is largely dependent on the level of assets under management.

(9) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, distribution agreements and service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

(10) Regulatory and Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2014, the Company's net capital was $1,790,661, which was $1,002,512 in excess of its required net capital of $788,149, and its ratio of aggregate indebtedness to net capital was 6.6 to 1.

Schedule I

CALAMOS FINANCIAL SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Computation of net capital:	
Total member's capital	$4,173,212
Deduct:	
Nonallowable assets:	
Receivables from affiliated funds	228,997
Receivables from affiliates	1,097,916
Prepaid expenses and other assets	271,329
Haircuts on securities positions	784,309
Total deductions	2,382,551
Net capital	1,790,661
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	788,149
Net capital in excess of requirement	$1,002,512
Aggregate indebtedness – accounts payable, accrued expenses and other liabilities	$11,822,222
Ratio of aggregate indebtedness to net capital	6.6 to 1

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in Calamos Financial Services LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2014.

Schedule II

CALAMOS FINANCIAL SERVICES LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2014

Because the Company does not hold customer funds or safekeep customer securities it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.

CALAMOS FINANCIAL SERVICES LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2014

Because the Company does not hold customer funds or safekeep customer securities it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.

CALAMOS FINANCIAL SERVICES LLC

Exemption Report

December 31, 2014

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
Calamos Financial Services LLC
Naperville, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Calamos Financial Services LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* Calamos Financial Services LLC stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Chicago, Illinois
February 24 2015

Calamos Financial Services LLC Exemption Report

Calamos Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

Calamos Financial Services LLC

I, Christian Helmetag, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is ~~true and~~ correct.

By: ______________________

Title: VP, Corporate Controller

February 24, 2015